EXHIBIT 99.1

Forward Pharma Announces the Decision of the Technical Board of Appeal of the European Patent Office in the EP2801355 Appeal Hearing

COPENHAGEN, Denmark, Sept. 06, 2021 (GLOBE NEWSWIRE) -- Forward Pharma A/S (NASDAQ:FWP) (“we,” “Forward” or the “Company”), today announced that the Technical Board of Appeal (the “TBA”) of the European Patent Office (the “EPO”) has dismissed Forward’s appeal of the previous decision of the EPO Opposition Division to revoke the EP2801355 patent (the “’355 patent”) following the oral hearing.

The TBA made its decision after considering Forward’s appeal against the decision of the Opposition Division and third-party submissions from several opponents. The TBA will issue detailed reasons for the decision in written form in due course, and following receipt and review of these, Forward will announce future plans for the Company. Such plan may involve a petition for review at the Enlarged Board of Appeal of the EPO in an effort to overturn the unfavorable outcome, but the likelihood of a petition for review being successful is low. The denial of a petition for review would end the Opposition Proceeding in favor of the opponents. For all practical purposes, such denial or the absence of a petition for review would represent an unsuccessful outcome of the Opposition Proceeding, resulting in no royalties being due to the Company from Biogen based on Biogen’s future net sales outside the United States, as defined in the Settlement and License Agreement by and among Forward, subsidiaries of Biogen Inc. and certain other parties thereto.

About Forward Pharma

Our principal executive offices are located at Østergade 24A, 1st floor, 1100 Copenhagen K, Denmark and our American Depositary Shares are publicly traded on the Nasdaq Capital Market (FWP). For more information about the Company, please visit our website at http://www.forward-pharma.com.

Forward Pharma A/S Investor Relations Contact:

Claus Bo Svendsen, MD, PhD
Chief Executive Officer
investors@forward-pharma.com

Solebury Trout
Mike Biega
mbiega@soleburytrout.com

Forward Pharma A/S

Forward Looking Statements:

Certain statements in this press release may constitute “forward-looking statements” of Forward Pharma A/S within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements which contain language such as “believe,” “expect,” “anticipate,” “estimate,” “would,” “may,” “plan,” and “potential.” Forward-looking statements are predictions only, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed in such statements. Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, risks related to the following: our ability to obtain, maintain, enforce and defend issued patents with royalty-bearing claims; our ability to prevail in or obtain a favorable decision in the Opposition Proceedings, after all appeals, including a petition for review; the likelihood of success for a petition for review; and the expected timing for key activities and an ultimate ruling in such legal proceedings. Certain of these and other risk factors are identified and described in detail in certain of our filings with the United States Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2020. We are providing this information as of the date of this release and do not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.